UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

America Service Group Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02364L109

(CUSIP Number)

July 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02364L109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Pacific Global Investment Management Company 95-4351611

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California Corporation

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,047,350

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,047,350

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Beneficial ownership disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934. 1,047,350

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.23%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 02364L109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). George A. Henning

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Beneficial ownership disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934. 1,047,350

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.23%

12.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 02364L109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Pacific Global Fund, Inc. – Small Cap Fund 95-4403792

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland Corporation

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 530,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 530,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 530,000.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.68%

12.	Type of Reporting Person (See Instructions) IV

Item 1.
	(a)	Name of Issuer America Service Group
	(b)	Address of Issuer’s Principal Executive Offices 105 Westpark Dr, Suite 200, Brentwood, TN 37027

Item 2.
	(a)	Name of Person Filing (1) Pacific Global Investment Management Company (“PGIMC”) (2) George A. Henning (3) Pacific Global Fund, Inc. – Small Cap Fund
	(b)	Address of Principal Business Office or, if none, Residence (1), (2), and (3): 101 N Brand Blvd, Suite 1950, Glendale, CA 91203
	(c)	Citizenship (1) California Corporation (2) U.S.A. (3) Maryland Corporation
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 02364L109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

See Items 5 – 11 on cover pages 2 – 4 of this Schedule 13G.

1,047,350 shares or 11.23% of Common Stock believed to be outstanding may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by (1) PGIMC by virtue of its investment discretion and voting authority granted by certain clients, which may be revoked at any time; and (2) George A. Henning, as a result of his ownership interest in PGIMC.  PGIMC and Mr. Henning each specifically disclaim beneficial ownership of any shares reported on the Schedule.

Pacific Global Fund, Inc. – Small Cap Fund, an investment company registered under the Investment Company Act of 1940, which is advised by PGIMC, is the beneficial owner of 530,000 shares or 5.68% of Common Stock believed to be outstanding.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
(1)

One or more clients of PGIMC have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of common stock of America Service Group Inc.  PGIMC holds more than five percent of the outstanding Common Stock of America Service Group Inc as of July 31, 2008 on behalf of the following client(s):

Pacific Global Fund, Inc. - Small Cap Fund

To the best of PGIMC’s knowledge, no individual client account has interest of more than five percent of the outstanding stock.

(2)

With respect to securities owned by the Small Cap Fund, only United Missouri Bank, N.A., as custodian for the Fund, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.  No other person is known to have such right, except that the shareholders of the Fund participate proportionately in any dividends and distributions so paid.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

(a)         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pacific Global Investment Management Company

By:	George A. Henning
/s/ George A. Henning
George A. Henning
August 7, 2008

George A. Henning
/s/ George A. Henning
George A. Henning
August 7, 2008

Pacific Global Fund, Inc. - Small Cap Fund

By:	George A. Henning
/s/ George A. Henning
George A. Henning
August 7, 2008

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on their behalf of the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto in connection with the beneficial ownership of AMERICA SERVICE GROUP INC.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

In witness whereof, the undersigned have executed this agreement on August 7, 2008.

Pacific Global Investment Management Company

By:	George A. Henning
/s/ George A. Henning
George A. Henning
August 7, 2008

George A. Henning
/s/ George A. Henning
George A. Henning
August 7, 2008

Pacific Global Fund, Inc. - Small Cap Fund

By:	George A. Henning
/s/ George A. Henning
George A. Henning
August 7, 2008